Standard Chartered Securities (North America) LLC

Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2025
Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

Table of Contents

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SEC FILE NUMBER
8-66397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Standard Chartered Securities (North America) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Nielsen	(201) 706-5643	Peter.nielsen@sc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Standard Chartered Securities (North America) LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Peter Nielsen

Title: Director of Financial Operations

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



Report of Independent Registered Public Accounting Firm

Member
Standard Chartered Securities (North America) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Chartered Securities (North America) LLC (Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2024.

New York, New York
March 26, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

Standard Chartered Securities (North America) LLC
Statement of Financial Condition
As of December 31, 2025

Assets		
Cash	$	59,268,806
Accounts receivable		2,956,821
Due from related parties		5,494,735
Other assets		400,369
Total assets	$	68,120,731

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	378,032
Due to related parties		70,248
Total liabilities		448,280
Member's equity		67,672,451
Total liabilities and member's equity	$	68,120,731

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) LLC
Statement of Income
Year Ended December 31, 2025

Revenues	
Commissions	$ 21,884,398
Underwriting fees	15,261,255
Advisory fees	150,000
Interest	2,638,314
	39,933,967
Expenses	
Compensation and benefits	13,273,973
Occupancy and equipment	431,558
Professional	630,933
Other	811,693
Communications and data services	110,179
Regulatory fees	321,379
	15,579,715
Income from operations	24,354,252
Income tax expense	5,397,849
Net income	$ 18,956,403

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Member's Equity
Balance, December 31, 2024	$ 78,716,048
Distributions	(30,000,000)
Net income	18,956,403
Balance, December 31, 2025	**$ 67,672,451**

The accompanying notes are an integral part of these financial statements.

Standard Chartered Securities (North America) LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	18,956,403
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable		1,076,075
Due from related parties		11,441,259
Other assets		(261,099)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		190,804
Due to related parties		(3,885,271)
Net cash provided by operating activities		27,518,171

Cash flows used in financing activities

Capital distribution		(30,000,000)
Net decrease in cash		(2,481,829)

Cash

Beginning		61,750,635
Ending	$	59,268,806

Supplemental disclosure of cash flow information

Cash paid during the year for income taxes	$	9,074,071

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Nature of Business**

Standard Chartered Securities (North America) LLC (the "Company"), a wholly owned subsidiary of Standard Chartered Holdings (the "Parent"), is a Delaware corporation and a registered broker with the U.S. Securities and Exchange Commission ("SEC") that is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company, originally owned by Standard Chartered Bank of the United Kingdom ("Standard Chartered Bank"), was formed upon receiving substantially all the assets, liabilities, and operations of SCB Securities Limited, a UK company, and simultaneously acquiring and merging its operations into a United States ("U.S.") based broker-dealer. On April 30, 2017, Standard Chartered Bank contributed to the Parent all its shares of the Company. As part of the transaction, the Company converted from a corporation to a limited liability company ("an LLC") on May 17, 2017.

The Company focuses primarily on sales of Asia, Africa, and the Middle East debt products to U.S. investors.

2.   **Summary of Significant Accounting Policies**

Basis of Accounting
The Company is a registered broker-dealer in the United States of America and the accompanying financial statements and notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounts Receivable
The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful. The receivables as of December 31, 2025, are considered collectible and therefore no allowance for doubtful accounts was considered necessary.

Credit Losses on Financial Instruments
The Company recognizes and measures credit losses in accordance with FASB ASC 326, *Financial Instruments – Credit Losses* ("ASC 326"). The FASB issued Accounting Standard Update ("ASU") No. 2016-13, "*Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments.*" This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue and Expense Recognition from Securities Transactions
The FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company engages in securities sales activity on behalf of its customers and earns commission revenue. Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date as that is when the underlying financial instrument or purchaser is identified, the pricing agreed upon and the risks and rewards of ownership have been transferred to the customer.

Advisory Fee
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As of December 31, 2025, the Company had receivables relating to advisory fees of approximately $150,000 compared to approximately $3,000,000 as of December 31, 2024.

Underwriting Fee
From time to time, the Company is included as a direct subscriber in syndications which are executed at Standard Chartered Bank. The Company recognizes revenue at consummation of a deal and believes that is when the performance obligation is satisfied. As of December 31, 2025, the Company had receivables relating to these deals of approximately $2,807,000 compared to approximately $4,033,000 as of December 31, 2024.

Cash
As of December 31, 2025, the Company maintained a cash balance of approximately $57,400,000 with a financial institution which exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. In addition, the Company maintained a cash balance of approximately $1,869,000 with an affiliated bank which is not FDIC insured. The Company has not experienced any losses and does not believe it is subject to any significant credit risk on these balances.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

2.   Summary of Significant Accounting Policies (continued)

amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for U.S. Federal, state and local income tax purposes. The Company's financial results are included in the Parent's tax filings, and its share of income taxes is included in the income tax expense section of the income statement, and any related payables or receivables will be reflected in related party transactions utilizing a separate company return method to record income taxes.

The Company provided all income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date.

The Company has adopted ASU 2023-09 ("Topic 740"), Improvements to Income Tax Disclosures. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

3.   Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, and investment advisory businesses. The Company has identified its management committee as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The statement of income on page 3 reflects the segment revenues and significant expenses for the year ended December 31, 2025.

4.   Related Party Transactions

For the year ended December 31, 2025, commission income earned from related parties was approximately $21,884,000 and the receivables due from these related parties are approximately $3,795,000 as of December 31, 2025. The receivables due from related parties was approximately $15,436,000 as of December 31, 2024.

As of December 31, 2025, the Company maintained a $1,700,000 cash deposit with a related party as collateral for covered transactions under Reg W. This deposit is included in due from related parties.

The Company's December 31, 2025, due to related parties balance was approximately $70,000 related to commission activities with related parties. The payables due to related parties was approximately $3,956,000 as of December 31, 2024.

The Company has an expense sharing agreement with subsidiaries of the Parent. Under the agreement, the related companies provide the Company with office facilities and other general and administrative support in exchange for monthly fees. The monthly fees are based on an allocation of the related companies' expenses. Total costs under the agreement for the year ended December 31, 2025, was approximately $14,266,000 of which approximately $13,274,000 relates to compensation and benefits, approximately $432,000 was included in occupancy and equipment and approximately $560,000 of operational cost included in other expenses in the accompanying statement of income.

The Company maintains its insurance coverage with a related entity, at a cost of approximately $11,000 per annum, and is included in other expenses in the accompanying statement of income.

5.   Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2025, the Company's net capital under the Rule was $56,518,968, which exceeded the minimum requirements of $250,000 by $56,268,968. The net capital rule may effectively restrict distributions to the Parent.

6.   **Income Taxes**

Provision for income taxes consists of the following:

Current

Federal	$5,034,085
State and local	363,764
Total income taxes	$5,397,849

For the year ended December 31, 2025, the Company has determined that there were no material uncertain tax positions. At December 31, 2025, the Company's income tax returns for the years ended 2022, 2023 and 2024 are subject to examination by tax authorities. The current income tax expense (net) represents U.S. federal, state, local income taxes, currently payable.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Percent
U.S. Federal statutory income tax expense (benefit)	5,034,085	21.0%
State and Local taxes - New York	363,764	1.2%
Effective tax rate	5,397,849	22.2%

The Company adopted the general accounting principle regarding uncertain tax positions. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

Income taxes net payable (receivable)

Balance at January 1, 2025	$ 3,625,792
Provision for current taxes	5,397,849
Current year Federal tax payments to related parties	(8,472,660)
Current year State and Local tax payments to related parties	(601,411)
Income taxes net payable (receivable) at December 31, 2025	$ (50,430)

7. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

8. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statements were issued. No subsequent events were noted through the report date.

Standard Chartered Securities (North America) LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2025

Computation of net capital

Total member's equity	$ 67,672,451
Deductions and/or charges:	
Nonallowable assets:	
Due from related parties	5,494,735
Excess cash held at releted entity bank	440,667
Accounts receivable	2,956,821
Other assets	400,369
Total nonallowable assets	9,292,592
Aged Fail-to-deliver	1,860,891
Net capital	56,518,968

Computation of alternative net capital requirement

Minimum net capital requirement - the greater of 2% of combined aggregated debit items or $250,000	250,000
Excess net capital	$ 56,268,968
Net capital in excess of the greater of 5% of combined aggregated debit items or 120% of minimum net capital requirement	$ 56,218,968

No material differences exist between the above computation and the computation included in the Company's corresponding Form X-17A-5 as of December 31, 2025.

Standard Chartered Securities (North America) LLC **Schedule II**
Computation for Determination of Reserve Requirements
and Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

In addition, the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving fees for providing advisory services on mergers and acquisitions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.